UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _________

Commission File Number 1-14094

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Meadowbrook, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, Michigan 48034-6112

REQUIRED INFORMATION

The Meadowbrook, Inc. 401(k) Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meadowbrook, Inc. 401(k) Profit Sharing Plan

Date: June 27, 2012

By: Karen Spaun

Meadowbrook, Inc.
as Plan Administrator
Name: Karen M. Spaun
Title: Vice President

MEADOWBROOK, INC. 401(K) PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
23.1	Consent of Independent Registered Public Accounting Firm	5
99.1	Financial Statements & Consent of Independent Registered Public Accounting Firm	6

ERNST & YOUNG

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-5495
Tel: +1 313 628 7100

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-38929 and 333-177287) pertaining to the Meadowbrook, Inc. 401(k) Profit Sharing Plan of our report dated June 27, 2012, with respect to the financial statements and schedule of Meadowbrook, Inc. 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

Ernst + Young LLP

June 27, 2012

Exhibit 99.1

Financial Statements and Supplemental Schedule

Meadowbrook, Inc. 401(k) Profit Sharing Plan
Years Ended December 31, 2011 and 2010
With Report of Independent Auditors

Ernst & Young LLP

Ernst & Young

Financial Statements and Supplemental Schedule

Meadowbrook, Inc. 401(k) Profit Sharing Plan
Years Ended December 31, 2011 and 2010
With Report of Independent Auditors

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Contents

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, MI 48226-5495

Tel: +1 313 628 7100
Fax: +1 313 628 7101
www.ey.com

Report of Independent Auditors

The Trustees and Participants of
Meadowbrook, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Meadowbrook, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects, in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 27, 2012

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31 2011	December 31 2010
Assets		
Receivables:		
Accrued interest and dividends	**$ 624**	$ 623
Participant contribution	**127,309**	–
Employer contribution	**119,824**	84,206
Notes receivable from participants	**1,382,577**	1,310,620
Total receivables	**1,630,334**	1,395,449
Investments, at fair value:		
Interest bearing deposits	**208,639**	10,743
Mutual funds	**35,861,334**	32,455,010
Meadowbrook Insurance Group, Inc. common stock	**1,955,277**	1,669,897
Common/collective trust fund	**8,518,152**	8,771,628
Total investments	**46,543,402**	42,907,278
Net assets reflecting investments at fair value	**48,173,736**	44,302,727
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(249,316)**	–
Net assets available for benefits	**$ 47,924,420**	$ 44,302,727

See accompanying notes.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2011	**2010**
Additions		
Interest and dividends	**$ 1,148,899**	$ 790,691
Interest on notes receivable from participants	**59,134**	61,443
	1,208,033	852,134
Contributions:		
Employer contributions	**1,366,640**	1,255,386
Participant contributions	**4,109,661**	3,805,937
Participant rollovers	**707,043**	355,886
	6,183,344	5,417,209
Total additions	**7,391,377**	6,269,343
Deductions		
Benefit payments	**2,191,405**	2,481,140
Administrative expenses	**45,702**	26,933
Total deductions	**2,237,107**	2,508,073
Net realized and unrealized (depreciation) appreciation in fair value of investments	**(1,532,577)**	3,300,660
Net increase	**3,621,693**	7,061,930
Net assets available for benefits at:		
Beginning of year	**44,302,727**	37,240,797
End of year	**$ 47,924,420**	$ 44,302,727

See accompanying notes.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2011

1. Description of Plan

The following description of the Meadowbrook, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan covering the employees of Meadowbrook, Inc. (the Company). All employees with six months of service and who have reached the age of 20 1/2 years or older may enter the Plan relative to their pretax contribution and relative to profit-sharing contributions.

The Meadowbrook, Inc. 401(k) Profit Sharing Plan Committee (the Committee) is responsible for the general administration of the Plan. The Plan's trustee is Bank of America, N.A. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make salary reduction contributions up to 75% of their compensation, as defined by the Plan. Participants may direct the investment of their contributions into any of the investment options offered by the Plan, including Meadowbrook Insurance Group, Inc. stock. Participants may change their investment options on a daily basis. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. In 2011 and 2010, the Company contributed 50% of the first 6% of compensation that a participant contributed to the Plan, subject to certain limitations. In a participant's account, both the participant and Company contributions are combined and treated as one contribution. The contribution is then invested per the participant's direction.

The Company may contribute to the Plan out of its current or accumulated net profit, as determined by the Company's board of directors. Such contributions would be allocated to employee accounts based on a calculation of the employee's compensation over total employee compensation of all eligible participants. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and is charged with certain administrative fees.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions, their share of the Company's contributions, and earnings arising from participation in the Plan.

Forfeitures

Any amounts forfeited by participants under the Plan are available to reduce subsequent contributions of the Company to the Plan or to reduce administrative expenses of the Plan. Approximately $58 and $2,396 were available to reduce employer contributions or pay additional plan expenses at December 31, 2011 and 2010, respectively.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 9.25%, which are commensurate with local prevailing rates, as determined quarterly by the plan administrator. Principal and interest on participant loans are paid ratably through semimonthly payroll deductions.

Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

1. Description of Plan (continued)

Payment of Benefits

On termination of employment, retirement, or death, a participant or a participant's beneficiary will be entitled to a distribution of the vested account balance. The normal form of payment is a single lump sum. An optional form of payment is an annuity that is payable in installments. A participant, under certain circumstances, may elect to receive a hardship withdrawal that is payable in a single lump sum.

Benefits Payable

Benefits payable of $208,639 and $10,743 were included in the plan assets as of December 31, 2011 and 2010, respectively.

Administrative Expenses

Fees are charged to participants for loan initiation, maintenance, and overnight fees. The plan sponsor pays certain administrative expenses on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires the plan administrator to make estimates and assumptions that affect certain reported amounts in the accompanying financial statements and accompanying notes and supplemental schedule. Accordingly, actual results may differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Investment Valuation

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation)/ appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

For the year ended December 31, 2011, the Plan's investments include a common/collective trust, the Invesco Stable Value Retirement Trust (the Trust). The Trust invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully-benefit responsive, an adjustment is reflected in the accompanying statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

For the year ended December 31, 2010, the Plan's investments included a common/collective trust, the Merrill Lynch Retirement Preservation Trust. Through October 6, 2010, the Merrill Lynch Retirement Preservation Trust invested in fully benefit-responsive contracts. As of December 31, 2010, the Merrill Lynch Retirement Preservation Trust no longer invested in fully benefit-responsive contracts, and, as a result, no adjustment from fair value to contract value is necessary on the accompanying 2010 statement of net assets available for benefits.

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In May 2011, the FASB issued guidance to achieve common requirements for measuring fair value and for disclosing information about fair value measurements, in accordance with U.S. GAAP and International Financial Reporting Standards (IFRSs). The guidance explains how to measure fair value and does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The guidance is to be applied prospectively for interim and annual periods beginning after December 15, 2011. The Plan has not yet adopted this guidance and is not expected to have a material impact on its financial condition and results of operations.

3. Investments

The following presents investments at December 31, 2011 and 2010, that represent 5% or more of the Plan's net assets:

	2011	2010
Alger Capital Appreciation Instl Port	**$ 2,718,388**	$ 2,566,850
American Growth Fund	**2,567,947**	2,565,120
Davis NY Venture Fund Class Y	**(*)**	2,206,405
Blackrock – Basic Value Fund Class A	**(*)**	2,203,929
Blackrock – Equity Dividend Class A	**2,639,029**	(*)
The Oakmark Equity and Income Fund Class II	**2,595,325**	(*)
Pimco Total Return Fund Class A	**3,944,036**	3,763,318
Thornburg International	**2,522,989**	2,302,314
Merrill Lynch Retirement Preservation Trust	**(*)**	8,771,628
Invesco Stable Value Retirement Trust	**8,518,152**	(*)

(*) Investment is not 5% of Plan's net assets as of the reporting date.

3. Investments (continued)

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	2011	2010
Mutual funds	**$ (1,623,569)**	$ 2,841,459
Meadowbrook Insurance Group, Inc. common stock	**90,992**	459,201
Common collective trust	**–**	–
	$ (1,532,577)	$ 3,300,660

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below.

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in markets that are not active
- Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (i.e., interest rate and yield curve quotes at commonly quoted intervals)

4. Fair Value Measurements (continued)

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan.

Common/collective trust fund: Investments in common collective trust funds are valued based on the unit values of the fund. Unit values are determined by the sponsor of the fund by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.

Meadowbrook Insurance Group, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:				
Equities/stock fund	$ 25,502,824	$ –	$ –	$ 25,502,824
Fixed income/bond fund	6,781,875	–	–	6,781,875
Blended fund	3,576,635	–	–	3,576,635
Interest-bearing cash	208,639	–	–	208,639
Common/collective trust fund	–	8,518,152	–	8,518,152
Meadowbrook Insurance Group, Inc. company stock	1,955,277	–	–	1,955,277
Total assets at fair value at December 31, 2011	$ 38,025,250	$ 8,518,152	$ –	$ 46,543,402

	Assets at Fair Value as of December 31, 2010			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:				
Equities/stock fund	$ 23,096,786	$ –	$ –	$ 23,096,786
Fixed-income/bond fund	5,893,551	–	–	5,893,551
Blended fund	3,464,673	–	–	3,464,673
Interest bearing cash	10,743	–	–	10,743
Common/collective trust fund	–	8,771,628	–	8,771,628
Meadowbrook Insurance Group, Inc. company stock	1,669,897	–	–	1,669,897
Total assets at fair value at December 31, 2010	$ 34,135,650	$ 8,771,628	$ –	$ 42,907,278

The Plan's policy on recognizing transfers between hierarchy levels is applied at the end of a reporting period. There were no significant transfers between the hierarchy levels for either period presented.

5. Related-Party Transactions

Through January 15, 2011, certain plan investments were units of participation in a common collective trust fund and shares of mutual funds managed by Bank of America, N.A. Bank of America, N.A. is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Likewise, Meadowbrook Insurance Group, Inc. is the plan sponsor; therefore, transactions in shares of Meadowbrook Insurance Group, Inc.'s stock would also qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules under ERISA.

6. Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2011-6 and 2011-49, the plan sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participants' account balances and amounts reported in the accompanying statements of net assets available for benefits.

8. Difference Between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits, per the accompanying financial statements, to the Form 5500:

	December 31	
	2011	**2010**
Net assets available for benefits as reported in the Plan's financial statements	**$ 47,924,420**	$ 44,302,727
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	**249,316**	–
Amounts allocated to withdrawing participants	**(417,278)**	(21,486)
Net assets available for benefits, as reported in the Form 5500	**$ 47,576,458**	$ 44,281,241

	Year Ended December 31	
	2011	**2010**
Interest and dividends from plan assets	**$ 1,208,033**	$ 852,134
Net realized and unrealized (depreciation) appreciation in fair value of investments	**(1,532,577)**	3,300,660
Net investment (loss) gain from investments as reported in the financial statements	**(324,544)**	4,152,794
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**249,316**	534,275
Adjustment for withdrawing participants	**(395,792)**	(20,442)
Net investment (loss) gain from investments as reported in the Form 5500	**$ (471,020)**	$ 4,666,627

Supplemental Schedule

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 38-2645138 Plan #333

December 31, 2011

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment		Current Value
	Alger	Alger Capital Appreciation Instl Port	$	2,718,388
	American	American Growth Fund		2,567,947
	Aston/Fairpointe	Aston/Fairpointe Mid Cap Fund I		250,022
	JP Morgan	JP Morgan Government Bond		1,840,794
	DWS	DWS Dreman Small Capital Value Class A		918,112
	Davis	Davis NY Venture Fund Class Y		1,957,744
	Davis	Davis Series Financial Fund Class A		110,915
	MFS	MFS Utilities Fund Class A		957,131
	Blackrock	Blackrock HL SC Opportunities Fund		270,977
	Blackrock	Blackrock – Basic Value Fund Class A		1,926,736
	Blackrock	Blackrock – Eurofund Class A		178,867
	Blackrock	Blackrock – Global Allocation Fund Class A		981,310
	Blackrock	Blackrock – Equity Dividend Class A		2,639,029
	Blackrock	Blackrock – S&P 500 Index		1,044,778
	Blackrock	Blackrock – Small Cap Index		722,416
	Invesco	Invesco Real Estate Fund Institutional		453,108
	Loomis	Loomis Sayles Strategic Class A		997,045
	Prudential Jennison	Prudential Jennison Small Company Fund		594,032
	Prudential Jennison	Prudential Jennison Mid Cap Class A		977,218
	The Oakmark	The Oakmark Equity and Income Fund Class II		2,595,325
	Perkins	Perkins Mid Cap Value Fund Class A		1,443,154
	Pimco	Pimco Total Return Fund Class A		3,944,036
	Thornburg	Thornburg International		2,522,989
	Allianz	Allianz AGIC Pacific Rim Fund		119,512
	Allianz	Allianz NFJ Small Cap Value Class A		1,058,606
	Pioneer	Pioneer Emerging Markets Class A		118,997
	Templeton	Templeton Foreign Fund		1,331,516
	Franklin Mutual	Franklin Mutual GL Disc Z		620,630
*	Common Stock	Meadowbrook Insurance Group, Inc.		1,955,277
	Common Collective Trust	Invesco Stable Value Retirement Trust Class 4		8,518,152
	Other	Interest-Bearing Cash		208,639
	Participant loans	Varying maturity dates at interest rates of 4.25% to 9.25%		1,382,577
		Total	$	47,925,979

* Identifies party-in-interest.

Note: Historical cost information is disclosed for the Meadowbrook Insurance Group, Inc. common stock since investments can either be participant or non participant directed. Historical cost information is not disclosed for all other investments since they are solely participant directed.

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-5495
Tel: +1 313 628 7100

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-38929 and 333-177287) pertaining to the Meadowbrook, Inc. 401(k) Profit Sharing Plan of our report dated June 27, 2012, with respect to the financial statements and schedule of Meadowbrook, Inc. 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

Ernst + Young LLP

June 27, 2012

Ernst & Young LLP

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